Mark Crone
Managing Partner
mcrone@cronelawgroup.com

Eleanor Osmanoff
Partner
eosmanoff@cronelawgroup.com

VIA EDGAR

February 14, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Trade and Services

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Amy Geddes, Lyn Shenk, Rucha Pandit and Donald Field

Re:	Re: JX Luxventure Ltd Form 20-F for Fiscal Year Ended December 31, 2022 Filed May 12, 2023 File No. 001-35715

Ladies and Gentlemen:

On behalf of our client, JX Luxventure Limited (the “Company”), we are requesting the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to grant the Company an extension until February 26, 2024, to complete responses to comments contained in the Staff’s letter dated February 5, 2024 (the “Comment Letter”), relating to the above-referenced annual report on Form 20-F for the year ended December 31, 2022, as amended by Amendment No. 1, dated May 15, 2023, Amendment No. 2, dated August 31, 2023, Amendment No. 3, dated October 31, 2023, and Amendment No. 4 dated January 17, 2024 (collectively, the “Annual Report”) and to file Amendment No. 5 to the Annual Report. The Company requests this extension until February 26, 2024 due to celebration of the Lunar New Year by the Company’s management.

Sincerely,

THE CRONE LAW GROUP, P.C.

By:	/s/ Eleanor Osmanoff
Eleanor Osmanoff